

Mail Stop 3720

May 7, 2007

John P. Greeley
Chief Executive Officer and Director
JPG Associates, Inc.
846 Glendale Road
Wilbram, MA 01095

Re: JPG Associates, Inc.
        Registration Statement on Form SB-2
        As amended on April 27, 2007
        File no. 333-139991

Dear Mr. Greeley:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you
to provide us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have
about our comments or any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Prospectus Cover Page

1. Revise the second paragraph to clearly state that the selling stockholders are deemed to be
    underwriters.

2. Delete the last part of the first paragraph on page 3 regarding sales being made "at
    prevailing market prices, or privately negotiated prices."

3. If available, include and discuss your March 31, 2007 results of operation and financial condition.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gary B. Wolff, Esq.
        Via facsimile (212) 644-6498